Via Facsimile and U.S. Mail
Mail Stop 6010

November 1, 2007

Mr. Thomas C. Chesterman
SVP and Chief Financial Officer
Bionovo, Inc.
5858 Horton Street, Suite 375
Emeryville, CA 94608

Re: **Bionovo Inc.**
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed March 14, 2007
Form 10-KSB/A for the Fiscal Year Ended December 31, 2006
Filed October 16, 2007
File No. 1-33498

Dear Mr. Chesterman:

We have completed our review of your Form 10-KSB and Form 10-KSB/A and have no
further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief